                                                                    Exhibit 99.1

                                Explanatory Note

     Pursuant to that certain  stock option  agreement,  dated May 4, 2004,  the
Reporting  Person  was  awarded  10,000  option  shares.  Due to an  inadvertent administrative  error,  upon the approval of the option  grants to the Reporting
Person, such grant of option shares was not timely reported.  The options shares vest and become  exercisable 20% per year starting from the first anniversary of the grant date.

     Pursuant to that certain stock option  agreement,  dated December 15, 2004, the Reporting  Person was awarded 10,000 option shares.  The options shares vest and become  exercisable 20% per year starting from the first  anniversary of the grant date.